FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE

BOARD OF DIRECTORS HELD ON MAY 09TH, 2016

1.         DATE, TIME AND PLACE: On May 09th, 2016, at 10:30 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Strasser; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to paragraphs first and second of article 15 of the Company’s By-Laws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. The majority of the members of the Company’s Board of Directors attended the meeting, namely, Messrs. Luiz Aranha Corrêa do Lago, Maria Helena dos Santos Fernandes Santana and Ronaldo Iabrudi dos Santos Pereira, in person, Mr. Eleazar de Carvalho Filho, by conference call, and Messrs. Arnaud Strasser, Carlos Mario Diez Gomez and Carlos Mario Giraldo Moreno, by video conference. Thus, Mrs. Jean-Charles Henri Naouri was represented by a Power of Attorney by Mr. Sr. Arnaud Strasser.

4.         AGENDA: (i) Analysis and deliberation on the quarterly information of the period ended at March 31st, 2016 and key operating indicators; (ii) Analysis and deliberation on the proposal of issuance of shares under the Company's stock option program and the respective capital increase; (iii) Analysis and deliberation, from the perspective of the Policy for Transactions with Related Parties, of the following transactions with Related Parties: A) Amendment to the Agreement of General Terms and Conditions for Warranty Provision between the Company and Cnova Comércio Eletrônico S.A. to change the terms related to the charge of fee in providing Company's warrant in the lease agreement; and B) Agreement of Warranty Provision by the Company to guarantee the obligations of Via Varejo S.A.in Representation Agreement for Insurance Products Sale entered into between Via Varejo S.A. and Mapfre Seguros, as well as an instrument to be issued by the Company to Via Varejo S.A. to establish the fee calculation methodology to be paid in return for the granting of such a guarantee; (iv) Analysis and deliberation on the proposal to amend the Company's Bylaws to include trading activity of seeds and seedlings in its corporate purpose, as well as the notice of the Company's General Meeting to resolve on such change; (v) Analysis and deliberation on the proposal of amendment of the Securities Trading Policy of the Company; (vi) Analysis and election of the members of the Board of Directors Advisory Committees for a new term of office; (vii) Analysis and deliberation about the appointment of Mr. Christophe Jose Hidalgo to the position of Investor Relations Executive Officer; and (viii) Analysis and deliberation about changing the current name of the Vice Chairman of People position to Vice Chairman of Human Resources and Management position.

5.         RESOLUTIONS: As the meeting was commenced, the Board of Directors’ members examined the items comprised in the Agenda and resolved, unanimously and without reservations, the following resolutions:

5.1.      Analysis and deliberation on the quarterly information of the period ended at March 31st, 2016 and key operating indicators: after the presentation made by Mr. Christophe Hidalgo and in accordance with the recommendation of approval of the Audit Committee, the members of the Board of Directors decided to approve the quarterly information regarding the period ended at March 31st, 2016 and authorized the Company’s Board of Executive Officers to take all the necessary measures for the disclosure of the quarterly information herein approved by remittance to the Comissão de Valores Mobiliários – CVM, Securities Exchange Commission - SEC and BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros. After the deliberation, Mr. Chairman thanked the presentation made and moved on to the next item of the Agenda;

5.2.      Analysis and deliberation on the proposal of issuance of shares under the Company's stock option program and the respective capital increase: Messrs. members of the Board of Directors discussed (i) the Company’s Stock Option Plan approved at the Special Shareholders´ Meetings held on 20 December 2006 (“Previous Plan”); (ii) The Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on 09 May 2014 and modified at the Annual and Special Shareholders’ Meeting held on 24 April 2015 (“Stock Option Plan”); and (iii) the Company’s Compensation in Stock Option Plan approved in the Special Shareholders’ Meeting held on 09 May 2014 and modified at the Annual and Special Shareholders’ Meeting held on 24 April 2015 (“Compensation Plan”) and resolved:

5.2.1.   As a consequence of the exercise of options pertaining to Series A6 Silver and Gold and Series A7 Silver and Gold of the Previous Plan, to approve, as recommended by the Financial Committee and observed the limit of the authorized capital of the Company, as set forth in Section 6 of the Bylaws, the capital increase of the Company in the amount of R$ 459,096.14 (four hundred fifty-nine thousand ninety-six Brazilian Reais and fourteen cents), by issuance of 12,222 (twelve thousand two hundred twenty-two) preferred shares, whereas:

(i)                 185 (one hundred eighty-five) preferred shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Previous Plan, in the total amount of R$ 1.85 (one Brazilian Real and eighty-five cents), due to the exercise of options from Series A6 Gold;

(ii)               182 (one hundred eighty-two) preferred shares, at the issuance rate of R$ 64.13 (sixty-four Brazilian Reais and thirteen cents) per share, fixed in accordance with the Previous Plan, in the total amount of R$ 11,671.66 (eleven thousand six hundred seventy-one Brazilian Reais and sixty-six cents), due to the exercise of options from Series A6 Silver;

(iii)             5,730 (five thousand seven hundred and thirty) preferred shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Previous Plan, in the total amount of R$ 57.30 (fifty-seven Brazilian Reais and thirty cents), due to the exercise of options from Series A7 Gold;

(iv)             5,592 (five thousand five hundred ninety-two) preferred shares, at the issuance rate of R$ 80.00 (eighty Brazilian Reais) per share, fixed in accordance with the Previous Plan, in the total amount of R$ 447,360.00 (four hundred forty-seven thousand three hundred sixty Brazilian Reais), due to the exercise of options from Series A7 Silver;

(v)               302 (three hundred two) preferred shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 3.02 (three Brazilian Reais and two cents), due to the exercise of options from Series B1; and

(vi)             231 (two hundred thirty-one) preferred shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 2.31 (two Brazilian Reais and thirty-one cents), due to the exercise of options from Series C1.

5.2.2.   Pursuant to the Company Bylaws, the preferred shares hereby issued shall have the same characteristics and conditions, and will enjoy the same rights and advantages of the preferred shares which are already in existence.

5.2.3.   Thus, the Company’s capital stock shall change from the current R$ 6,806,474,936.95 (six billion eight-hundred six million four hundred seventy-four thousand nine thirty-six Brazilian Reais and ninety five cents) to R$ 6,806,934,033.09 (six billion eight hundred six million nine hundred thirty-four thousand thirty-three Brazilian Reais and nine cents) fully subscribed and paid for, divided into 265,724,192 (two-hundred sixty-five million seven-hundred twenty-four thousand one hundred nine-two) shares with no par value, whereas 99,679,851 (ninety nine million, six hundred and seventy nine thousand, eight hundred and fifty one) of which are common shares and 166,044,341 (one-hundred sixty-six million forty-four thousand three hundred forty-one) of which are preferred shares. After the deliberation, Mr. Chairman thanked the presentation made and moved on to the next item in the Agenda;

5.3.      Analysis and deliberation, from the perspective of the Policy for Transactions with Related Parties, of the following transactions with Related Parties: A) Amendment to the Agreement of General Terms and Conditions for Warranty Provision between the Company and Cnova Comércio Eletrônico S.A. to change the terms related to the charge of fee in providing Company's warrant in the lease agreement; and B) Agreement of Warranty Provision by the Company to guarantee the obligations of Via Varejo S.A.in Representation Agreement for Insurance Products Sale entered into between Via Varejo S.A. and Mapfre Seguros, as well as an instrument to be issued by the Company to Via Varejo S.A. to establish the fee calculation methodology to be paid in return for the granting of such a guarantee: after discussions and considering the favorable recommendation of the Audit Committee with respect to the observance of the procedures imposed by the Policy for Transactions with Related Parties of the Company, Messrs. Members of the Board of Directors decided to approve the transactions with related parties mentioned above, requesting that the Company’s management proceed to the conclusion of such agreements. After the deliberation, Mr. Chairman thanked the presentation made and moved on to the next item of the Agenda;

5.4.      Analysis and deliberation on the proposal to amend the Company's Bylaws to include trading activity of seeds and seedlings in its corporate purpose, as well as the notice of the Company's General Meeting to resolve on such change: Mr. Marcelo Acerbi made a presentation on the management proposal for amendment of Article 2 of the Company's Bylaws, in order to include in its social purpose the activity of trade of seeds and seedlings. Therefore, based on the presentation and the proposal submitted by management, as well as the recommendation of the Corporate Governance Committee, Messrs. members of the Board of Directors resolved to approve such proposal for amendment of Article 2 of the Company's Bylaws, as presented. By virtue of this decision, Messrs. members of the Board of Directors resolved to approve the call notice of the Company’s Extraordinary Shareholder’s Meeting on a date to be defined, to resolve on the amendment of Article 2 of the Company's Bylaws, pursuant to the proposal approved herein. Subsequently, Mr. Chairman thanked the presentation made and moved on to the next item of the Agenda;

5.5.      Analysis and deliberation on the proposal of amendment of the Securities Trading Policy of the Company: Mr. Marcelo Acerbi presented the proposed changes to the Company's Securities Trading Policy, in order to adequate it to the current legislation and regulations applicable. After presentation of the major changes suggested and considering the favorable recommendation of the Corporate Governance Committee, Messrs. Directors resolved to approve the proposed amendment to the Securities Trading Policy. After the deliberation, Mr. Chairman thanked the presentation made and moved on to the next item of the Agenda;

5.6.      Analysis and election of the members of the Board of Directors Advisory Committees for a new term of office: after presentation of the proposal for the election of the members of the Board of Directors Advisory Committees for a new term, the members of the Board of Directors resolved to elect, for a term of two years, the following members: (i) Financial Committee: Eleazar de Carvalho Filho (chairman), Arnaud Daniel Charles Walter Joachim Strasser and José Gabriel Loaiza Herrera; (ii) Sustainable Development Committee: Luiz Augusto Castro Neves (chairman), Helio Mattar (independent member) and Ronaldo Iabrudi dos Santos Pereira; (iii) Corporate Governance Committee: Maria Helena dos Santos Fernandes Santana (chairman), Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Giraldo Moreno, Luiz Augusto Castro Neves and Ronaldo Iabrudi dos Santos Pereira; (iv) Human Resources and Compensation Committee: Arnaud Daniel Charles Walter Joachim Strasser (chairman), Carlos Mario Diez Gomez, Carlos Mario Giraldo Moreno, Ronaldo Iabrudi dos Santos Pereira and Yves Desjacques; e (v) Audit Committee: Nelson Carvalho (coordinator and independent member), Eleazar de Carvalho Filho and Pedro Oliva Marcílio de Souza (independent member). After the deliberation, Mr. Chairman thanked the presentation made and moved on to the next item of the Agenda;

5.7.      Analysis and deliberation about the appointment of Mr. Christophe Jose Hidalgo to the position of Investor Relations Executive Officer: after discussions, Messrs. members of the Board of Directors decided to elect Mr. Christophe Jose Hidalgo, French, married, accountant, bearer of foreigner identity card RNE V194572-X, enrolled with the CPF / MF under No. 214.455.098-06, to the position of Director of Investor Relations, which he cumulates with the position of Chief Financial Officer. Due to the aforementioned resolution, Mrs. Daniela Sabbag Pope will hereon occupy the position of Director without Specific Designation. Subsequently, Mr. Chairman thanked the presentation made and moved on to the next item of the Agenda;

5.8.      Analysis and deliberation about changing the current name of the Vice Chairman of People position to Vice Chairman of Human Resources and Management position: after presentation of the current organizational structure of the teams under the Vice Chairman of People and with the required clarifications made, Messrs. members of the Board of Directors resolved to approve changing the current name of the Vice Chairman of People position to Vice Chairman of Human Resources and Management. After the deliberation, Mr. Chairman thanked the presentation made.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, May 09th, 2016. Signatures: Chairman: Mr. Arnaud Strasser; Secretary: Mrs. Ana Paula Tarossi Silva. Attending Members of the Board of Directors: Messrs. Jean-Charles Henri Naouri, Arnaud Strasser, Carlos Mario Diez Gomez, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Luiz Aranha Corrêa do Lago, Maria Helena dos Santos Fernandes Santana and Ronaldo Iabrudi dos Santos Pereira.

I certify, for due purposes, that this is an extract of the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Ana Paula Tarossi Silva

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 9, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.